EXHIBIT 99.63

Correction to Third Quarter Financial Results
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: November 18, 2010 – Mercator Minerals Ltd. (“Mercator” or the “Company”) announces that due to a recent discovery of a clerical and accounting error in the copper revenue reported in the third quarter, the Company will be restating the unaudited interim financial statements for the period ended September 30, 2010.  Mine production levels, operating costs and molybdenum revenue reported for the period are unaffected.  The restatement results from a clerical error during the implementation of a new accounting system which resulted in the overstatement of revenue for two ship loads of copper concentrates during the period.

Production during quarter ended September 30, 2010 totalled 9,032,269 pounds of copper (7,654,329 pounds in 2009) comprised of 8,167,634 pounds of copper in concentrates (6,534,701 – 2009) and 864,635 pounds of copper as cathodes (1,119,628 – 2009), plus 1,234,987 pounds of molybdenum (557,934 – 2009) and 135,136 ounces of silver (34,069 – 2009).

Under recently revised terms of concentrate title transfer with one of the Company’s customers, provisional payment is made to the Company when 1,000 wet metric tons of copper concentrate are accumulated at port and a holding certificate is generated.  In this instance, the revenue recognized with the generation of the holding certificate should have been reduced to offset final payment.  The financial statements are being restated to reduce revenues recognized during the period due to this double booking of revenue for the affected invoices.  Since discovery of the error, the Company has conducted a review of its reporting systems and accounting procedures and has taken immediate and corrective action to protect against future errors of this nature.

As a result of these corrections, the previously reported results have changed as follows:

Consolidated revenues for the period were $49.59 million ($56.77 previously reported), an increase of approximately 189% (217% previously reported) over revenues in the third quarter of 2009.

Net income for the three-month period ended September 30, 2010 was $3.49 million ($0.02 per share (from $10.68 million ($0.05 per share previously reported)) compared to a net loss of $0.69 million ($0.01 loss per share) for the corresponding period in 2009.  Adjusted net income, excluding non-cash items, for the third quarter was $7.68 million (reduced from $14.78 million previously reported).

Operating cash flow at wholly owned subsidiary, Mineral Park Inc, was $16.85 million ($24.03 million previously reported) compared to $2.47 million in the same period in 2009.

“We regret the error in the financial statement reporting, however the correction of this technical error has no impact on production for the period, the costs of production, the cash outlays or the operation of the Company’s business” said Mike Surratt President and CEO.

The Company expects to file amended and restated financial statements and the accompanying Management Discussion and Analysis shortly.

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

* Operating cash cost, Operating cash cost per ton and Adjusted Net Earnings are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.